May 4, 2004

Division of Investment Management

U.S. Securities and Exchange Commission

450 5th Street, N.W.

Washington, DC 20549

Re:	Standard Insurance Company Separate Account C
File No. 333-88809

Standard Insurance Company applies to withdraw its File No. 333-88809 dated April 30, 2004 pursuant to Rule 477 of the Securities Act of 1933. The April 30 filing was intended to amend an earlier registration statement. We have been informed that the SEC has terminated that registration due to lapse of time. No securities have been sold in connection with the registration. We plan to file a new registration under the 1933 Act shortly.

Please direct any questions to Fred Bellamy at 202.383.0126.

Sincerely,

/s/    CINDY J. MCPIKE

Cindy J. McPike

Vice President and Chief Financial Officer

Cc:	Frederick R. Bellamy, Sutherland Asbill & Brennan